SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               18 April, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 18 April, 2008 re: Directorate Change





35/08                                                             18 April, 2008




LLOYDS TSB APPOINTS HELEN WEIR TO HEAD RETAIL BANKING DIVISION


The board of Lloyds TSB announced today the appointment of Helen Weir as Group Executive Director, UK Retail Banking, with immediate effect. Ms Weir is currently Group Finance Director of Lloyds TSB having joined the group in 2004.


Eric Daniels, Lloyds TSB Group Chief Executive, said; "I am delighted to see Helen take up the leadership of the retail bank given her strong track record of delivery coupled with her experience of retail businesses. As Group Finance Director she has an in-depth understanding of the retail bank and is the obvious and natural choice to lead the division through the next phase of its development."


Sir Victor Blank, Lloyds TSB Chairman, commented; "Helen's track record as Group Finance Director and an executive director of Lloyds TSB speaks for itself. She is a hugely respected industry figure and it is natural that she should now bring her skills and considerable retail experience to our retail bank."


The board also announced that Tim Tookey, currently Deputy Group Finance Director, would assume the position of Acting Group Finance Director to ensure a smooth transition of responsibilities as Helen takes charge of the retail bank.



                                -ends-



Notes:

Biographical details about Helen Weir and Tim Tookey are attached below.


For further information:

Investor Relations
Michael Oliver
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk                   +44 (0) 20 7356 2167


Media
Leigh Calder
Senior Manager, Media Relations
E-mail: leigh.calder@lloydstsb.co.uk                        +44 (0) 20 7356 1347


Amy Mankelow
Senior Manager, Media Relations
E-mail: amy.mankelow@lloydstsb.co.uk                        +44 (0) 20 7356 1497





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LLOYDS TSB APPOINTS HELEN WEIR TO HEAD RETAIL BANKING DIVISION.../2



Biographical details - Helen Weir, CBE
Career history
2004-present   Lloyds TSB Group plc                  Group Finance Director
2000-2004      Kingfisher                            Group Finance Director
1995-2000      B&Q plc                               Finance Director
1990-1995      McKinsey and Co. Inc.                 Engagement Manager
1985-1988      Stanford Graduate School of Business  Researcher, Marketing Dept.
1983-1985      Lever Brothers Limited                Manager


Professional qualifications
1983-1985   Fellow  of the Chartered Institute of Management Accountants
            Qualifying examinations completed 1985
            Institute Prize (awarded to third place candidate overall) in Part III (Final)
            Prize for first place in Quantitative Techniques (Part I)


Education
1990        Stanford Graduate School of Business       M.B.A. degree
1985-1988   Stanford Graduate School of Business       Doctorial Candidate in
                                                       Marketing
1983        Oxford University                          M.A.(Hons) - Mathematics,
                                                       with first
                                                       class honours


Other appointments
Non-Executive Director of Royal Mail Holdings plc
Former member of the Accounting Standards Board
Member of the Advisory Board and Advisory Forum, Said Business School,Oxford Trustee of Wasps Community Foundation


Recognition
CBE - recognised in the New Years Honours List 2008 for services to the Finance Industry
International Accountant of the Year - 2007
Women in Banking and Finance Award for achievement - 2007
Harpers Bazaar/Chanel Businesswoman of the Year - 2006
Recognised as 'Best European General Retail Finance Director' by Institutional Investor magazine - June 2003


Other information
Date of birth - 17th August 1962
Married with three 3 children
Honorary Treasurer and Manager-U10s for Beaconsfield Rugby Club

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LLOYDS TSB APPOINTS HELEN WEIR TO HEAD RETAIL BANKING DIVISION.../3



Biographical details - Tim Tookey
Career history
2006-present     Lloyds TSB Group plc          Deputy Group Finance Director
2002-2006        Prudential UK & Europe        Finance Director
1996-2002        Heath Lambert Group Ltd       Group Finance Director
1985 to 1996     KPMG                          Senior Manager


Professional qualifications
1988 Fellow of the Institute of Chartered Accountants of England and Wales
                Qualifying examinations completed 1988


Education
1981-1985        University of Bath    B.Sc.(Hons) - Building Engineering , 2:1


Other information
Date of birth - 17th July 1962
Married with two children





FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  18 April, 2008